SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2003

Commission file number:  0-1424

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADC Telecommunications, Inc.
Retirement Savings Plan

B.                                     Name of issuer of securities held pursuant to the plan and the address of its principal executive offices:

ADC Telecommunications, Inc.

Minnesota	41-0743912
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13625 Technology Drive Eden Prairie, Minnesota	55344
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number, including area code: (952) 938-8080

FINANCIAL STATEMENTS AND SCHEDULE

ADC Telecommunications, Inc. Retirement Savings Plan
Years Ended December 31, 2003 and 2002

ADC Telecommunications, Inc. Retirement Savings Plan

Financial Statements and Schedule

Years Ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
ADC Telecommunications, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of ADC Telecommunications, Inc. Retirement Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 24, 2004

ADC Telecommunications, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$253,336,771	$217,317,014

Liabilities
Overdraft payable	8,938	7,746
Net assets available for benefits	$253,327,833	$217,309,268

See accompanying notes.

ADC Telecommunications, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2003	2002

Net assets available for benefits, beginning of year	$217,309,268	$297,133,077
Increases (decreases) during the year:
Employee contributions	12,450,819	19,488,550
Employee rollover contributions	632,412	1,987,258
Total employee contributions	13,083,231	21,475,808

Employer contributions	6,464,105	14,195,087
Investment income	2,122,384	2,319,839
Net realized/unrealized appreciation (depreciation) in fair value of investments	53,466,266	(81,943,675)
Benefit distributions to participants	(39,117,421)	(35,870,868)
Net increase (decrease) during the year	36,018,565	(79,823,809)
Net assets available for benefits, end of year	$253,327,833	$217,309,268

See accompanying notes.

ADC Telecommunications, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2003

1. Plan Description

General

ADC Telecommunications, Inc. Retirement Savings Plan (the Plan) is a defined contribution plan covering substantially all domestic salaried employees of ADC Telecommunications, Inc. (ADC or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.

Plan Operations

American Express Trust Company (the Trustee) is the trustee and record-keeper of the Plan. ADC Telecommunications, Inc. is the plan sponsor. The Trustee is responsible for holding investment assets of the Plan, executing investment transactions, and making disbursements to participants. All audit, legal, and plan administrative-related expenses are paid by the Company except for investment management fees, which are netted against investment income. During 2003 and 2002, the Company paid $136,600 and $97,451, respectively, in expenses related to the Plan.

Eligibility

Employees in recognized employment, as defined, may contribute to the Plan immediately. Company contributions commence following one year of service, as defined by the Plan.

Contributions and Vesting

Under the provisions of the Plan, participants classified as highly compensated employees may elect to make contributions from 1% to 15% of their pretax earnings, and participants classified as non-highly-compensated employees may elect to make contributions from 1% to 25% of their pretax earnings. The Company matched 100% of an eligible participant’s contributions up to the first 6% of eligible compensation through the end of March 2003. Effective April 1, 2003, the Company match was amended to be 50% of an eligible participant’s contributions up to the first 6% of eligible compensation.

The Company may also make performance match contributions. Amounts credited to the accounts of participants for employer or employee contributions are fully vested.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings and is charged with an allocation of investment management fees. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions

Those participants whose employment terminates due to retirement, death, disability, or other reasons are entitled to a lump-sum distribution of a benefit equal to the amount credited to their account.

Participant Loans

A participant may obtain a loan generally up to the lesser of one-half of the participant’s account balance or $50,000. The loan must be repaid with interest at 1% above the prime rate over a maximum of 15 years. Participants repay loans through payroll deductions.

As participant loan repayments are received, they are immediately invested in the investment fund(s) in accordance with that participant’s investment allocation election.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions set forth in ERISA. In the event of termination, the participants shall receive 100% of their account balances.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

Investments are recorded at fair value. Common stock and mutual fund values are determined using quoted market prices. Common/collective funds are valued by the trustee based on the values of the underlying investments. The participant loans are valued at their outstanding balances, which approximate fair value. Changes in the fair value of investments between years are included in “net realized/unrealized appreciation (depreciation) in fair value of investments” in the accompanying statements of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Upon enrollment in the Plan, a participant may direct employee contributions in any of 13 investment options.

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The fair market value of individual investments that represent 5% or more of the Plan’s net assets as of December 31 is as follows:

	2003	2002

ADC Telecommunications, Inc. common stock	$55,430,063	$40,558,916
Franklin Small/Mid Capital Growth Fund	38,896,241	30,837,137
American Express Trust Stable Capital II Fund	36,891,611	42,595,835
American Century Income and Growth Fund	34,815,363	30,880,992
Dodge and Cox Balanced Fund	28,050,887	24,323,363
MFS Institutional International Equity Fund	20,988,484	—
Janus Overseas Fund	—	16,647,805

During 2003 and 2002, the Plan’s investments, including investments purchased and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2003	2002
Net realized/unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	$30,704,247	$(32,276,665)
Common/collective funds	5,904,455	(1,767,425)
Common stock	16,857,564	(47,899,585)
	$53,466,266	$(81,943,675)

Prior to July 1, 2002, certain contributions that were credited to participants prior to January 1, 1998 were required to be invested in ADC company stock. As of July 1, 2002, the Plan was amended to allow participants to invest all of their funds in any of the available investment options.

Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investment is as follows:

	Year Ended December 31
	2003	2002
Changes in net assets:
Net realized/unrealized depreciation in fair value of investments	$—	$(8,769,145)
Benefit distributions to participants	—	(845,580)
Transfers to participant-directed investments	—	(8,606,337)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

ADC Telecommunications, Inc. Retirement Savings Plan

EIN: 41-0743912

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Description of Investment	Current Value

ADC Telecommunications, Inc. common stock*	$55,430,063
Franklin Small/Mid Capital Growth Fund	38,896,241
American Express Trust Stable Capital II Fund*	36,891,611
American Century Income and Growth Fund	34,815,363
Dodge and Cox Balanced Fund	28,050,887
MFS Institutional International Equity Fund	20,988,484
American Express Trust Equity Index Fund I*	9,926,648
American Express Trust Long-Term Fund*	5,925,199
Dodge and Cox Income Fund	5,423,937
Columbia Small Cap Fund	4,228,619
American Express Trust Medium-Term Fund*	3,385,916
Boston Partners Small Cap Value II Instl	3,479,051
American Express Trust Short-Term Fund*	2,180,992
Loans to participants, 5.00% to 5.25%	3,713,760
Total investments	$253,336,771

*Party in interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ADC Telecommunications, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADC Telecommunications, Inc. Retirement Savings Plan (Name of Plan)

	By:	ADC TELECOMMUNICATIONS, INC.

Date: June 25, 2004	By:	/s/ Gokul V. Hemmady
	Name:	Gokul V. Hemmady
		Title:	Vice President and Chief Financial Officer